Exhibit 99.1

Lufax Announces Receipt of Notice Regarding NYSE Continued Listing Standards and Effectiveness of its ADS Ratio Change

SHANGHAI, Dec. 15, 2023 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it received a letter from the New York Stock Exchange (the “NYSE”) dated November 30, 2023, notifying the Company that it is below the NYSE’s continued listing standards due to the trading price of Lufax’s American depositary shares (the “ADSs”). The notice had no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to the Company’s compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The NYSE notification does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. The Company has six months (the “Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 per ADS and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month Cure Period, both a US$1.00 per ADS closing share price on the last trading day of the Cure Period and a US$1.00 per ADS average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

The Company had announced on November 20, 2023 of its plan to change the ratio of its ADSs to its ordinary shares (the “ADS Ratio”), from the ADS Ratio of two (2) ADSs to one (1) ordinary share to a new ADS Ratio of one (1) ADS to two (2) ordinary shares. For Lufax’s ADS holders, the change in the ADS Ratio has the same effect as a one-for-four reverse ADS split. The change in ADS Ratio became effective on December 15, 2023. As a result, the Company expects to regain compliance with the NYSE’s minimum bid price requirement within the Cure Period.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 91 financial institutions in China as funding and credit enhancement partners, many of which have worked with the Company for over three years.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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